Noble Finco Limited

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

March 31, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	John Cannarella
Karl Hiller
Christina Chalk
Karina Dorin
Laura Nicholson

Re:	Noble Finco Limited

Amendment No. 2 to Registration Statement on Form S-4

Filed March 9, 2022

File No. 333-261780

Ladies and Gentlemen:

This letter sets forth the response of Noble Finco Limited (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 25, 2022, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Form S-4

General

1. Staff’s comment: Refer to your response to comment 3 in your letter dated March 9, 2022. You appear to be relying on the Tier I cross-border exemption from U.S. tender offer rules, but not availing yourself of the corresponding cross-border exemption (Rule 802) from the registration requirements of Section 5 of the Securities Act of 1933. Given that this may be confusing for shareholders, revise the exchange offer prospectus to briefly describe.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on the explanatory note and page 122 of the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Sean Wheeler, Debbie Yee or Anne Peetz of Kirkland & Ellis LLP at (713) 836-3427, (713) 836-3630 or (713) 836-3711, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

NOBLE FINCO LIMITED

By:	/s/ Robert W. Eifler
Name: Robert W. Eifler
Title: Chief Executive Officer and Director

Enclosures

cc:	William E. Turcotte (Noble Finco Limited)

Connie Milonakis (Davis Polk &Wardwell London LLP)

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